Exhibit 99.1

Inspira Technologies Generates First Revenues from Deployment of INSPIRA ART100 Systems

The Company achieves significant milestone with initial revenues generated from FDA-cleared life support technology deployed in a leading U.S. healthcare facility; additional systems currently planned for second hospital facility

RA’ANANA, Israel, April 15, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced that it has received payment from its U.S. distributor, Glo-Med Networks Inc. (“Glo-Med”), for a delivery of its INSPIRA™ ART100 systems, which are cleared by the U.S. Food & Drug Administration (“FDA”).

The revenue, in the range of the low hundreds of thousands of dollars, relates to the delivery of the INSPIRA ART100 systems, which have been recently installed at a premier U.S. academic medical center, as previously announced. In addition, additional systems are planned for installation at a second leading academic medical center. This revenue milestone represents a significant achievement in the Company’s deployment strategy, as it continues to expand its footprint in the U.S. healthcare market.

“Generating our first revenues represents a transformative milestone for Inspira as we establish our presence in the U.S. medical landscape,” said Dagi Ben-Noon, Chief Executive Officer of Inspira. “This achievement, coupled with our successful system installation at a premier medical institution, validates both our innovative technology and our ability to work with top tier medical institutions. As we expand our clinical footprint and generate valuable real-world data, we look forward to advancing the adoption of our life-support systems among leading healthcare facilities across the United States, generating initial revenues in the process.”

The Company’s broader expansion strategy includes collaborating with additional leading medical experts and institutions to further validate its innovative approach to extracorporeal life support. The FDA-cleared INSPIRA ART100, intended for cardiopulmonary bypass procedures, circulates and oxygenates blood outside the body during cardiac surgeries. This same core technology serves as a foundational technology of the Company’s flagship INSPIRA™ ART500 system which is currently under development and is being designed to provide direct blood oxygenation for respiratory failure patients without mechanical ventilation. The INSPIRA ART500 aims to revolutionize the $19 billion mechanical ventilation market by offering a safer alternative that allows patients to remain awake during treatment.

About Inspira Technologies

Inspira Technologies is developing innovative respiratory support and diagnostics technologies. The Company’s flagship INSPIRA ART500 system aims to revolutionize critical care by enabling patients to remain awake during treatment while stabilizing oxygen levels without mechanical ventilation. The FDA-cleared INSPIRA ART100 system has received regulatory approvals for Cardiopulmonary Bypass procedures in the U.S. and for Cardiopulmonary Bypass procedures and Extra Corporeal Membrane Oxygenation in Israel. The Company’s HYLA blood sensor technology is designed to provide continuous, real-time blood monitoring without the need for blood draws. The Company’s pipeline products, including the INSPIRA ART500, HYLA blood sensor, and Single-use patient kit are currently in development and have not yet received regulatory approval.

For more information, visit: https://inspira-technologies.com

About Glo-Med Networks, Inc.

Glo-Med, known for delivering unique healthcare solutions, collaborates with top medical device and biomedical companies worldwide to meet the growing demand for innovative medical devices and related products in domestic and international markets. Glo-Med maintains extensive access to next-generation medical products globally via long-term partnerships and relationships with medical providers and through its sister company focused on medical device servicing with a focus on hospital beds and medical mattresses, Med-Stat Consulting Services, Inc. (est. 2003). Along with larger and prominent healthcare organizations in New York and Florida as clients, Glo-Med has offices and partner companies in the U.S., Latin America, Europe, the Middle East, and Africa, providing extensive access to the global medical network.

For more information, please visit the corporate website: www.glomednet.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the planned installation of additional ART100 systems at a second leading academic medical center, that the achievement of its initial revenues, coupled with its successful system installation at a premier medical institution, validates both its innovative technology and its ability to work with top tier medical institutions and its broader expansion strategy, its anticipated advancement of adoption of its life-support systems across leading healthcare facilities, the potential advantages of the INSPIRA ART100, and its aim to revolutionize the mechanical ventilation market.. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485

Capital Markets & Investor Contact

Arx | Capital Markets Advisors
North American Equities Desk
inspira@arxadvisory.com